Exhibit 99.1

Intec Pharma Announces Planned Management Changes

Jerusalem, Israel, June 3, 2016 – Intec Pharma Ltd. (Nasdaq: NTEC; TASE: INTP), a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology, announced today that Mr. Oren Mohar, company’s Chief Financial Officer, has resigned due to personal reasons.

Mr. Mohar said, “I would like to thank Zeev and the entire Intec team for enabling me to be part of this great company and I am highly confident in Intec's continued success in the coming years. I appreciate the opportunity that the Board of Directors provided me to serve the Company and its shareholders.”

Zeev Weiss, the Company’s Chief Executive Officer and director said: “During his term as company’s Chief Financial Officer, which also included the company’s initial public offering in the U.S, Oren made a significant contribution to Intec. Throughout Oren's time with Intec, he was well respected for his professionality and high level of integrity. We wish Oren success in the next stage of his career, and we thank him for his contribution.”

Following Mr. Mohar’s resignation, Mr. Nir Sassi, Company’s VP Finance, will be appointed as the Chief Financial Officer of the company effective as of August 1, 2016.

About Intec Pharma Ltd.

Intec Pharma Ltd. is a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company's Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company's product pipeline currently includes three product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CDLD, which is being developed for the indication of treatment of Parkinson's disease symptoms in advanced Parkinson's disease patients, Accordion Pill Zaleplon, or AP-ZP, which is being developed for the indication of treatment of insomnia, including sleep induction and the improvement of sleep maintenance, and an Accordion Pill that is being developed for the prevention and treatment of gastroduodenal and small bowel Nonsteroidal Anti-Inflammatory Drug induced ulcers.

Contacts:

Zeev Weiss

Chief Executive Officer

(+972) (2) 586-4657

Zeev@intecpharma.com